December 30, 2020	53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Christie Wong
Angela Connell
Laura Crotty
Tim Buchmiller

Re:	Bioventus Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 10, 2020
CIK No. 0001665988

Ladies and Gentlemen:

On behalf of Bioventus Inc. (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 18, 2020 with respect to the above-referenced registration statement (as amended from time to time, the “Registration Statement”) of the Company submitted on a confidential basis with the Commission on November 10, 2020. We are submitting this letter via EDGAR in response to the Staff’s comment.

The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in the Registration Statement.

December 30, 2020

Intellectual Property

Patents, page 165

1.

We note your response to our prior comment 11. Please further revise the narrative and related table to detail the type of patent protection obtained or sought and the expected expiration year of each patent application on an individual basis.

Response: In response to the Staff’s comment, the Company proposes to revise pages 165-166 of the prospectus included in the Registration Statement as shown on Exhibit A attached hereto.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley Holmes

Wesley Holmes of LATHAM & WATKINS LLP

cc:	(via email)
Kenneth M. Reali, Chief Executive Officer, Bioventus Inc.
Gregory O. Anglum, Senior Vice President and Chief Financial Officer, Bioventus Inc.
Anthony D’Adamio, Senior Vice President and General Counsel, Bioventus Inc.
Charles K. Ruck, Esq., Latham & Watkins LLP
Wesley C. Holmes, Esq., Latham & Watkins LLP
Katherine A. Lovejoy, Esq., Latham & Watkins LLP

Exhibit A

Patents

We own numerous patents and/or patent applications which relate to our material products, including patents and/or patent applications with respect to our Exogen system, OsteoAMP and MOTYS. Although in the aggregate our intellectual property is of material importance to our business, we do not believe that any single patent is of material importance to our product portfolio. As of November ~~6~~13, 2020, we owned ~~six~~four issued U.S. patents and ~~three~~two pending U.S. patent applications relating to our material products. We also owned ~~14~~nine issued foreign patents and ~~14~~11 pending foreign patent applications directed to our material products. Our patents and patent applications directed to our material products are summarized below.

We ~~own five~~owned three issued U.S. patents and one issued foreign patent in Australia directed to our Exogen system. ~~These~~The U.S. patents are expected to expire ~~in 2026 and 2027, respectively~~between 2027 and 2029, and the foreign patent is expected to expire in 2025.

We ~~own~~owned one issued U.S. patent, ~~two~~one pending U.S. patent applications, ~~13~~eight issued foreign patents, and ~~14~~ten pending foreign patent applications directed to our OsteoAMP product, including foreign patents and patent applications in Europe, Asia, Canada and Australia. The issued U.S. patent is expected to expire in ~~2036~~2029 . The issued foreign patents are expected to expire ~~between~~in 2029 ~~and 2039~~. The pending patent applications, if issued, are expected to expire ~~between~~in 2029 ~~and 2039~~, without accounting for potential patent term extensions and adjustments.

We also own one pending U.S. patent application and one pending Patent Cooperation Treaty application directed to MOTYS. ~~This patent application, if issued, is~~Patents issuing from these applications, if any, are expected to expire in ~~2039~~2040 , without accounting for potential patent term extensions and adjustments. Our patents and pending patent applications directed to our material products are detailed in the table below.

Country	Application Number	Filing Date	Patent Number	Application Status	Expected Expiration Date	Description	Product
~~AU~~	~~2010328427~~	~~03-Dec-2010~~	~~2010328427~~	~~Issued~~			~~Osteoamp~~
~~AU~~	~~2014218483~~	~~01-Sep-2014~~	~~2014218483~~	~~Issued~~			~~Osteoamp~~
~~BR~~	~~1120120142631~~	~~03-Dec-2010~~	~~PI 1120120142631~~	~~Issued~~			~~Osteoamp~~
~~BR~~	~~BR122018072218-5~~	~~29-Oct-2018~~	~~BR122018072218-5~~	~~Issued~~			~~Osteoamp~~
~~CN~~	~~201080063724.0~~	~~03-Dec-2010~~	~~2010800637240~~	~~Issued~~			~~Osteoamp~~
~~EP~~	~~18186867.0~~	~~01-Aug-2018~~	~~-~~	~~Pending~~			~~Osteoamp~~
~~JP~~	~~2018-018708~~	~~05-Feb-2018~~	~~-~~	~~Pending~~			~~Osteoamp~~
~~JP~~	~~2019-070747~~	~~02-Apr-2019~~	~~-~~	~~Pending~~			~~Osteoamp~~
~~US~~	~~15/252737~~	~~31-Aug-2016~~		~~Pending~~			~~Osteoamp~~

AU	2009324417	~~13-Dec- 2009~~Dec. 13, 2009	2009324417	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

AU	2014259553	~~07-Nov- 2014~~Nov. 14, 2014	2014259553	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

AU	2016213839	~~11-Aug- 2016~~Aug. 11, 2016	2016213839	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

CA	2746668	~~13-Dec- 2009~~Dec. 13, 2009	2746668	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

CN	200980155596.X	~~13-Dec- 2009~~Dec. 13, 2009	200980155596.X	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

CN	201410413348.3	~~20-Aug- 2014~~Aug. 20, 2014	201410413348.3	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

EP	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

HK	15105678.1	~~16-Jun- 2015~~June 16, 2015	HK1205007	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

IN	2567/KOLNP/2011	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

KR	10-2011-7016270	~~13-Dec- 2009~~Dec. 13, 2009	10-1713346	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

US	15/016072	~~04-Feb- 2016~~Feb. 4, 2016	10383974	Issued	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

US	16/459778	~~02-Jul- 2019~~July 2, 2019		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

GB	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

FR	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

DE	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

IT	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

CH	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

BE	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

ES	09832666.3	~~13-Dec- 2009~~Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~O steoAMP

PT	09832666.3	~~13-Dec- 2009~~ Dec. 13, 2009		Pending	Dec. 2029	Directed to methods of making osteoinductive implants	~~Osteoamp~~ OsteoAMP

US	09/925,193	~~09-Aug- 2001~~ Aug. 9, 2001	7,429,248	Granted	July 2025	Directed to applying ultrasound to tissue using a modal converter having a plurality of angled sides	Exogen

AU	2006203281	~~01-Aug- 2006~~ Aug. 1, 2006	2006203281	Granted	Aug. 2025	Directed to treating a neuropathy disease with ultrasound using a specific frequency and pulse rate for the signal	Exogen

US	11/462,271	~~03-Aug- 2006~~ Aug. 3, 2006	8,048,006	Granted	Feb. 2029	Directed to treating a neuropathy disease with ultrasound using a specific frequency and pulse rate for the signal	Exogen

US	12/296,333	~~07-Apr- 2007~~ April 7, 2007	8,226,582	Granted	June 2028	Directed to applying ultrasound to tissue using a modal converter having an oblique angle and speed of sound similar to human tissue	Exogen

US	~~10~~17/~~779,638~~097,350	~~18-Feb- 2004~~ Nov. 13, 2020	~~7,323,445~~	~~Granted~~ Pending	Nov. 2040	Directed to placental tissue particulates composi-tions, methods of treating musculo- skeletal or orthopedic conditions, methods of treating pain associated with osteoarthritis, kits and methods of making the compositions	~~Exogen~~ MOTYS

~~US~~	~~11/809,383~~	~~01-Jun-2007~~	~~7,754,689~~	~~Granted~~			~~Exogen~~

~~US~~PCT	PCT/US2 0/60393	Nov. ~~21~~13~~, 2019~~2020		Pending	Nov. 2040	Directed to placental tissue particulates compositions, for use in treating musculo- skeletal or orthopedic conditions, methods of treating pain associated with osteoarthritis, kits and methods of making the compositions	MOTYS